SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)
(Amendment No. 16)*

QUESTCOR PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
74835Y101
(CUSIP Number)
Gregg A. Noel, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, CA 90071
(213) 687-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 15, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74835Y101	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Paolo Cavazza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,930,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,930,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,930,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.34%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74835Y101	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Aptafin S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,930,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,930,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,930,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.34%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74835Y101	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,930,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,930,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,930,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.34%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74835Y101	13D	Page 5 of 13 Pages

Amendment No. 16 to
Statement on Schedule 13D

This Amendment No. 16 (this “Amendment No. 16”) amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2001, as amended (the “Schedule 13D”), relating to the shares of common stock, no par value (the “Common Stock”), of Questcor Pharmaceuticals, Inc., a California Corporation (“Questcor”).  Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 16 is being filed on behalf of Mr. Paolo Cavazza (“Mr. P. Cavazza”), Aptafin S.p.A., an Italian corporation (“Aptafin”) and Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA, a Portuguese corporation (“Chaumiere” and, together with Mr. P. Cavazza and Aptafin, the “Reporting Persons”).  Previously, the Reporting Persons affirmed membership in a “group” for purposes of Section 13(d) and 13(g) of the Act with Sigma Tau Finanziaria SpA, an Italian corporation (“Sigma Tau”), Defiante Farmaceutica L.D.A., a Portuguese corporation (“Defiante”) (formerly known as Defiante Farmaceutica Unipessoal L.D.A.), Sigma-Tau International S.A., a Luxembourg corporation (“Sigma Tau International”) (formerly known as Sigma-Tau Finance Holding S.A.), Inverlochy Consultadoria & Servicos L.D.A., a Portuguese corporation (“Inverlochy”) and Mr. Claudio Cavazza (“Mr. C. Cavazza” and, together with Sigma Tau, Defiante, Sigma Tau International and Inverlochy, the “Former Group Members”).  Pursuant to Amendment No. 13 to the Schedule 13D, the Reporting Persons indicated that they are no longer members of a “group” with the Former Group Members.  As such, this Amendment No. 16 is filed solely with respect to the Reporting Persons’ beneficial ownership of Common Stock.

Item 5.                      Interest in Securities of the Issuer.

Item 5 subsections (a) – (c) of the Schedule 13D are hereby amended as follows:

(a)           Percentage interest calculations for the Reporting Persons are based upon Questcor having 62,018,979 million shares of Common Stock outstanding as of March 3, 2010 (the “Outstanding Shares”), as reported by Questcor in Questcor’s Annual Report on Form 10-K filed with the SEC on March 16, 2010.

Mr. P. Cavazza

Pursuant to Rule 13d-3 of the Act, Mr. P. Cavazza may be deemed to be the beneficial owner of 3,930,000 shares of Common Stock, which constitutes approximately 6.34% of the Outstanding Shares.

Aptafin

Pursuant to Rule 13d-3 of the Act, Aptafin may be deemed to be the beneficial owner of 3,930,000 shares of Common Stock, which constitutes approximately 6.34% of the Outstanding Shares.

Chaumiere

Pursuant to Rule 13d-3 of the Act, Chaumiere may be deemed to be the beneficial owner of 3,930,000 shares of Common Stock, which constitutes approximately 6.34% of the Outstanding Shares.

(b)           Mr. P. Cavazza

The number of shares of Common Stock as to which Mr. P. Cavazza has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Mr. P. Cavazza shares the power to vote or direct the vote is 3,930,000.  The number of shares of Common Stock as to which Mr. P. Cavazza has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Mr. P. Cavazza shares the power to dispose or direct the disposition is 3,930,000.

Aptafin

CUSIP No. 74835Y101	13D	Page 6 of 13 Pages

The number of shares of Common Stock as to which Aptafin has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Aptafin shares the power to vote or direct the vote is 3,930,000.  The number of shares of Common Stock as to which Aptafin has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Aptafin shares the power to dispose or direct the disposition is 3,930,000.

Chaumiere

The number of shares of Common Stock as to which Chaumiere has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Chaumiere shares the power to vote or direct the vote is 3,930,000.  The number of shares of Common Stock as to which Chaumiere has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Chaumiere shares the power to dispose or direct the disposition is 3,930,000.

(c)           The following table sets forth the transactions in the Common Stock effected by the Reporting Persons during the past 60 days:

Date	Party	Type of Transaction	Type of Security	Number of Shares	Price Per Share

03/15/2010	Chaumiere	Open market sale	Common Stock	200	$6.8200

03/15/2010	Chaumiere	Open market sale	Common Stock	500	$6.8150

03/15/2010	Chaumiere	Open market sale	Common Stock	1,300	$6.8100

03/15/2010	Chaumiere	Open market sale	Common Stock	1,000	$6.8050

03/15/2010	Chaumiere	Open market sale	Common Stock	2,300	$6.8000

03/15/2010	Chaumiere	Open market sale	Common Stock	2,100	$6.7900

03/15/2010	Chaumiere	Open market sale	Common Stock	2,000	$6.7850

03/15/2010	Chaumiere	Open market sale	Common Stock	4,600	$6.7800

03/15/2010	Chaumiere	Open market sale	Common Stock	2,400	$6.7750

03/15/2010	Chaumiere	Open market sale	Common Stock	200	$6.7730

03/15/2010	Chaumiere	Open market sale	Common Stock	11,154	$6.7700

03/15/2010	Chaumiere	Open market sale	Common Stock	7,500	$6.7650

03/15/2010	Chaumiere	Open market sale	Common Stock	18,496	$6.7600

CUSIP No. 74835Y101	13D	Page 7 of 13 Pages

03/15/2010	Chaumiere	Open market sale	Common Stock	400	$6.7580

03/15/2010	Chaumiere	Open market sale	Common Stock	5,100	$6.7550

03/15/2010	Chaumiere	Open market sale	Common Stock	10,750	$6.7500

03/11/2010	Chaumiere	Open market sale	Common Stock	1,200	$6.9650

03/11/2010	Chaumiere	Open market sale	Common Stock	4,400	$6.9600

03/11/2010	Chaumiere	Open market sale	Common Stock	1,700	$6.9550

03/11/2010	Chaumiere	Open market sale	Common Stock	400	$6.9400

03/11/2010	Chaumiere	Open market sale	Common Stock	1,600	$6.9350

03/11/2010	Chaumiere	Open market sale	Common Stock	400	$6.9300

03/11/2010	Chaumiere	Open market sale	Common Stock	400	$6.9250

03/11/2010	Chaumiere	Open market sale	Common Stock	100	$6.9150

03/11/2010	Chaumiere	Open market sale	Common Stock	100	$6.9100

03/11/2010	Chaumiere	Open market sale	Common Stock	300	$6.9050

03/11/2010	Chaumiere	Open market sale	Common Stock	100	$6.9000

03/11/2010	Chaumiere	Open market sale	Common Stock	300	$6.8950

03/11/2010	Chaumiere	Open market sale	Common Stock	800	$6.8900

03/11/2010	Chaumiere	Open market sale	Common Stock	400	$6.8850

03/11/2010	Chaumiere	Open market sale	Common Stock	900	$6.8800

CUSIP No. 74835Y101	13D	Page 8 of 13 Pages

03/11/2010	Chaumiere	Open market sale	Common Stock	100	$6.8750

03/11/2010	Chaumiere	Open market sale	Common Stock	900	$6.8700

03/11/2010	Chaumiere	Open market sale	Common Stock	500	$6.8650

03/11/2010	Chaumiere	Open market sale	Common Stock	3,070	$6.8600

03/11/2010	Chaumiere	Open market sale	Common Stock	100	$6.8550

03/11/2010	Chaumiere	Open market sale	Common Stock	200	$6.8510

03/11/2010	Chaumiere	Open market sale	Common Stock	1,330	$6.8500

03/11/2010	Chaumiere	Open market sale	Common Stock	1,500	$6.8450

03/11/2010	Chaumiere	Open market sale	Common Stock	100	$6.8425

03/11/2010	Chaumiere	Open market sale	Common Stock	1,200	$6.8400

03/11/2010	Chaumiere	Open market sale	Common Stock	400	$6.8350

03/11/2010	Chaumiere	Open market sale	Common Stock	1,944	$6.8300

03/11/2010	Chaumiere	Open market sale	Common Stock	500	$6.8250

03/11/2010	Chaumiere	Open market sale	Common Stock	2,200	$6.8200

03/11/2010	Chaumiere	Open market sale	Common Stock	1,100	$6.8100

03/11/2010	Chaumiere	Open market sale	Common Stock	10,000	$6.8000

03/11/2010	Chaumiere	Open market sale	Common Stock	6,300	$6.7950

03/11/2010	Chaumiere	Open market sale	Common Stock	4,801	$6.7900

03/11/2010	Chaumiere	Open market sale	Common Stock	1,500	$6.7850

CUSIP No. 74835Y101	13D	Page 9 of 13 Pages

03/11/2010	Chaumiere	Open market sale	Common Stock	6,000	$6.7800

03/11/2010	Chaumiere	Open market sale	Common Stock	4,000	$6.7750

03/11/2010	Chaumiere	Open market sale	Common Stock	5,600	$6.7700

03/08/2010	Chaumiere	Open market sale	Common Stock	30,000	$6.7500

03/08/2010	Chaumiere	Open market sale	Common Stock	27,226	$6.5000

03/05/2010	Chaumiere	Open market sale	Common Stock	22,774	$6.5000

03/03/2010	Chaumiere	Open market sale	Common Stock	25,000	$6.0000

03/03/2010	Chaumiere	Open market sale	Common Stock	25,000	$5.7500

03/02/2010	Chaumiere	Open market sale	Common Stock	1,500	$5.6500

03/02/2010	Chaumiere	Open market sale	Common Stock	100	$5.6425

03/02/2010	Chaumiere	Open market sale	Common Stock	8,200	$5.6400

03/02/2010	Chaumiere	Open market sale	Common Stock	4,400	$5.6300

03/02/2010	Chaumiere	Open market sale	Common Stock	3,300	$5.6200

03/02/2010	Chaumiere	Open market sale	Common Stock	1,500	$5.6100

03/02/2010	Chaumiere	Open market sale	Common Stock	4,500	$5.6000

03/02/2010	Chaumiere	Open market sale	Common Stock	1,500	$5.5900

03/02/2010	Chaumiere	Open market sale	Common Stock	25,000	$5.5000

03/02/2010	Chaumiere	Open market sale	Common Stock	25,000	$5.2500

02/25/2010	Chaumiere	Open market sale	Common Stock	25,000	$4.7500

CUSIP No. 74835Y101	13D	Page 10 of 13 Pages

02/01/2010	Chaumiere	Open market sale	Common Stock	25,000	$4.5000

01/15/2010	Chaumiere	Open market sale	Common Stock	100	$5.0150

01/15/2010	Chaumiere	Open market sale	Common Stock	3,940	$5.0100

01/15/2010	Chaumiere	Open market sale	Common Stock	20,960	$5.0000

01/14/2010	Chaumiere	Open market sale	Common Stock	21,500	$5.0000

01/14/2010	Chaumiere	Open market sale	Common Stock	3,500	$5.0100

Item 7.    Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

EXHIBIT 28 – Joint Filing Agreement dated December 21, 2006 by and between the Reporting Persons and the Former Group Members (incorporated by reference to Exhibit 7 to the Schedule 13D).

EXHIBIT 29 – Power of Attorney dated February 29, 2008 by Paolo Cavazza (incorporated by reference to Exhibit 1 of Form 4, filed with the SEC on June 9, 2008, relating to the shares of Common Stock).

EXHIBIT 30 – Power of Attorney dated February 29, 2008 by Chaumiere – Consultadoria & Servicos SDC Unipessoal LDA (incorporated by reference to Exhibit 2 of Form 4, filed with the SEC on June 9, 2008, relating to the shares of Common Stock).

EXHIBIT 31 – Power of Attorney dated July 14, 2008 by Aptafin S.p.A. (incorporated by reference to Exhibit 1 of Form 4, filed with the SEC on July 18, 2008, relating to the shares of Common Stock).

CUSIP No. 74835Y101	13D	Page 11 of 13 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Dated:  March 16, 2010

PAOLO CAVAZZA

By:	/s/ Fabio Poma
Fabio Poma, Attorney-in-fact for Paolo Cavazza

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Aptafin S.p.A. is true, complete and correct.

Dated:  March 16, 2010

APTAFIN S.P.A.

By:	/s/ Fabio Poma
Fabio Poma, Attorney-in-fact for Aptafin S.p.A.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA is true, complete and correct.

Dated:  March 16, 2010

CHAUMIERE - CONSULTADORIA & SERVICOS SDC UNIPESSOAL LDA

By:	/s/ Fabio Poma
Fabio Poma, Attorney-in-fact for Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 74835Y101	13D	Page 12 of 13 Pages

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Aptafin S.p.A.

NAME	ADDRESS	TITLE	CITIZENSHIP
Cristina Cavazza	Viale Shakespeare, 47 00144 Rome Italy	President	Italian
Maurizio Terenzi	via Sudafrica,20, 00144 Rome Italy-	Managing Director	Italian
Antonio Nicolai	via Sudafrica,20, 00144 Rome Italy-	Director	Italian
Emanuela Cavazza	Viale Shakespeare 47 00144 Rome Italy-	Director	Italian

CUSIP No. 74835Y101	13D	Page 13 of 13 Pages

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA

NAME	ADDRESS	TITLE	CITIZENSHIP
Roberto Carlos de Castro Abreu	Avenida da República, 32, 4.º Esquerdo, 1050-193 Lisboa, Portugal	Director	Portuguese
João Josè de Freitas Rodrigues	Avenida da República, 32, 4.º Esquerdo, 1050-193 Lisboa, Portugal	Director	Portuguese